

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Blake M. Edwards
Chief Financial Officer
Grayson Bankshares, Inc.
113 West Main Street
Independence, Virginia 24348

  Re: **Grayson Bankshares, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 30, 2010
    File No. 0-30535

Dear Mr. Edwards:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Angela Connell
       Reviewing Accountant